UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies

I.	GENERAL IDENTIFYING INFORMATION

        1.     Reason fund is applying to deregister:

[X]	Merger

[ ]	Liquidation

[ ]	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

        2.     Name of fund:

Prudent Bear Funds, Inc. (the only series of Applicant at the time of the Merger were Prudent Bear Fund and Prudent Global Income Fund)

        3.     Securities and Exchange Commission File No.:

811-09120

        4.     Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ ]	Initial Application	[X]	Amendment

        5.     Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

8140 Walnut Hill Lane Suite 300 Dallas, TX 75231

        6.     Name, address and telephone number of the individual the Commission staff should contact with any questions regarding this form:

David W. Tice	Richard L. Teigen
David W. Tice & Associates, LLC	Foley & Lardner LLP
8140 Walnut Hill Lane, Suite 300	777 East Wisconsin Avenue
Dallas, TX 75231	Milwaukee, Wisconsin 53202
Tel: (214) 696-5474	Tel: (414) 297-5660

        7.     Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act:

The records held in accordance with rules 31a-1 and 31a-2 are kept by the Applicant and its Investment Adviser:

David W. Tice David W. Tice & Associates, LLC 8140 Walnut Hill Lane, Suite 300 Dallas, TX 75231 Tel: (214) 696-5474

        8.     Classification of fund:

[X]	Management Company
[ ]	Unit investment trust
[ ]	Face-amount certificate company

        9.     Subclassification if the fund is a management company:

[X]	Open-end	[ ]	Closed-end

        10.     State law under which the fund was organized or formed:

Maryland

        11.     Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

David W. Tice & Associates, LLC 8140 Walnut Hill Lane, Suite 300 Dallas, TX 75231 Tel: (214) 696-5474

        12.     Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Quasar Distributors, LLC 615 East Michigan Street Milwaukee, WI 53202

        13.     If the fund is a unit investment trust (“UIT”) provide:

Not Applicable.
(a) Depositor’s name(s) and address(es):
(b) Trustee’s name(s) and address(es):

        14.     Is there a UIT registered under the Act that served as a vehicle for investment in the fund?

[ ]	Yes	[X]	No

If Yes, for each UIT state:
Name(s):
File No.: 811- _______
Business Address:

        15.     (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]	Yes	[ ]	No

If Yes, state the date on which the board vote took place:
August 8, 2008
If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]	Yes	[ ]	No

If Yes, state the date on which the shareholder vote took place:
December 3, 2008

If No, explain:

Not Applicable

II.	DISTRIBUTIONS TO SHAREHOLDERS

        16.     Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]	Yes	[ ]	No

(a) If Yes, list the date(s) on which the fund made those distributions:
December 8, 2008

(b) Were the distributions made on the basis of net assets?
[X]	Yes	[ ]	No

(c) Were the distributions made pro rata based on share ownership?
[X]	Yes	[ ]	No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

The exchange ratio was one for one.

(e) Liquidations only:

Not Applicable

Were any distributions to shareholders made in kind?
[ ]	Yes	[ ]	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

        17.     Closed-end funds only:

Not applicable.

Has the fund issued senior securities?
[ ]	Yes	[ ]	No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

        18.     Has the fund distributed all of its assets to the fund’s shareholders?

[X]	Yes	[ ]	No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?
Not Applicable.

(b) Describe the relationship of each remaining shareholder to the fund:
Not Applicable.

        19.     Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ]	Yes	[X]	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:
Not Applicable.

III.	ASSETS AND LIABILITIES

        20.     Does the fund have any assets as of the date this form is filed?

[ ]	Yes	[X]	No

If Yes,
Describe the type and amount of each asset retained by the fund as of the date this form is filed:
Not Applicable.

(a) Why has the fund retained the remaining assets?
(b) Will the remaining assets be invested in securities?
[ ]	Yes	[ ]	No

        21.     Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]	Yes	[X]	No

If Yes,

(a) Describe the type and amount of each debt or other liability:
Not Applicable.
How does the fund intend to pay these outstanding debts or other liabilities?

IV.	INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

        22.     (a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses: $125,000

(ii) Accounting expenses: $0

(iii) Other expenses (list and identify separately):

Printing Costs	$ 50,000
Mailing Costs	220,000
Proxy Solicitation Related Costs	135,000
(iv) Total expenses (sum of lines (i) — (iii) above): $530,000

(b) How were those expenses allocated?

All of these expenses were allocated to Applicant’s investment adviser, David W. Tice & Associates, LLC, or Federated Investors, Inc., the investment adviser to the surviving funds.

(c) Who paid those expenses?

All of these expenses have been, or will be, paid by Applicant’s investment adviser, David W. Tice & Associates, LLC, or Federated Investors, Inc., the investment adviser to the surviving funds.

(d) How did the fund pay for unamortized expenses (if any)?

Applicant had no unamortized expenses.

        23.     Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ]	Yes	[X]	No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	CONCLUSION OF FUND BUSINESS

        24.     Is the fund a party to any litigation or administrative proceeding?

[ ]	Yes	[X]	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

        25.     Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ]	Yes	[X]	No

If Yes, describe the nature and extent of those activities:

VI.	MERGERS ONLY

        26.     (a) State the name of the fund surviving the Merger:

Federated Prudent Bear Fund, a series of Federated Equity Funds, is the surviving fund with respect to Prudent Bear Fund and Federated Prudent Global Income Fund, a series of Federated Income Securities Trust, is the surviving fund with respect to Prudent Global Income Fund.

(b) State the Investment Company Act file number of the fund surviving the Merger: Federated Equity Funds, 811-4017 Federated Income Securities Trust, 811-4577

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

File No. 811-4577, Rule 497, September 26, 2008

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

Not Applicable.

VERIFICATION

The undersigned states that:

(i) He has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Prudent Bear Funds, Inc.

(ii) He is the President of Prudent Bear Funds, Inc.

(iii) All actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

PRUDENT BEAR FUNDS, INC.
By: /s/ David W. Tice
David W. Tice
President